[LETTERHEAD OF GLADSTONE INVESTMENT]
September 7, 2011
VIA EDGAR AND ELECTRONIC DELIVERY
Edward Bartz, Esq.
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Mail Stop 8626
Washington, D.C. 20549

Re:	Gladstone Investment Corporation
Registration Statement on Form N-2
Registration No. 333-160720
Dear Mr. Bartz:
     On September 6, 2011, Gladstone Investment Corporation (the “Fund”), received an oral request from the staff of the Division of Investment Management to confirm that it will file a legality opinion included in a post-effective amendment to the registration statement on Form N-2, Registration No. 333-160720 (the “Registration Statement”), in connection with any shelf takedown of securities. On behalf of the Fund, the Fund hereby confirms that it will file a legality opinion included in a post-effective amendment to the Registration Statement in connection with any shelf takedown of securities.
Very truly yours,
GLADSTONE INVESTMENT CORPORATION

By:	/s/ David Watson
David Watson
Chief Financial Officer

cc:	Thomas R. Salley
Darren K. DeStefano
Christina L. Novak